FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 11, 2013

Commission File Number: 001-10306 and 001-34718

The Royal Bank of Scotland Group plc and
The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

JANUARY 11, 2013

THE ROYAL BANK OF SCOTLAND PLC CASH TENDER OFFER FOR CERTAIN

U.S. DOLLAR SECURITIES: ANNOUNCEMENT OF FINAL RESULTS

On January 3, 2013, The Royal Bank of Scotland plc (the "Offeror") invited holders of the securities listed below (the "Securities") to tender any and all of their Securities for purchase by the Offeror for cash (the "Offers") on the terms of, and subject to the conditions contained in, a tender offer memorandum dated January 3, 2013 (the "Tender Offer Memorandum"). Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum.

Further to such invitation, the Offeror announced at 9.30 a.m. (New York City time) on January 10, 2013 the Fixed Rate Purchase Price in respect of each series of Fixed Rate Securities.

The Offers expired at 12:30 p.m. (New York City time) on January 10, 2013. The Offeror hereby informs Holders that the aggregate principal amount of each series of Securities validly tendered and to be accepted for purchase is set out in the table below, and each Holder who validly tendered and had its securities accepted is entitled to receive on the Settlement Date, which is expected to be January 14, 2013, the applicable Purchase Price plus the applicable Accrued Interest.
Title of Floating Rate Note	ISIN	CUSIP	Principal Amount Outstanding	Floating Rate Purchase Price*	Aggregate Principal Amount Accepted for Purchase
Floating Rate Notes due 2013	US78010XAF87	78010XAF8	U.S.$492,313,000	U.S.$1,014.50 per U.S.$1,000 in principal amount	U.S.$361,890,000

Title of Fixed Rate Note	ISIN	CUSIP	Principal Amount Outstanding	Fixed Spread	Fixed Rate Purchase Price*	Aggregate Principal Amount Accepted for Purchase
3.400% Senior Notes due 2013	US78010XAD30	78010XAD3	U.S.$1,073,055,000	+10 basis points	U.S.$1,018.53	U.S.$245,607,000
3.250% Senior Notes due 2014	US78010XAJ00	78010XAJ0	U.S.$252,822,000	+40 basis points	U.S.$1,025.68	U.S.$89,692,000
4.875% Senior Notes due 2014	US78010KCV98 (Reg. S) US78010JCV26 (Rule 144A)	78010KCV9 (Reg. S) 78010JCV2 (Rule 144A)	U.S.$1,532,382,000	+60 basis points	U.S.$1,064.40	U.S.$364,843,000
4.875% Senior Notes due 2015	US78010XAC56	78010XAC5	U.S.$1,198,792,000	+65 basis points	U.S.$1,082.75	U.S.$328,087,000
5.000% Senior Notes due 2015	XS0497714526	N/A	U.S.$171,801,000	+65 basis points	U.S.$1,091.75	U.S.$119,592,000
3.950% Senior Notes due 2015	US78010XAG60	78010XAG6	U.S.$1,158,364,000	+80 basis points	U.S.$1,073.48	U.S.$167,278,000

*Per U.S.$1,000 principal amount. In addition to the Floating Rate Purchase Price or the Fixed Rate Purchase Price, as applicable, Holders will receive accrued and unpaid interest (if any) on the relevant Securities from (and including)
  the immediately preceding interest payment date for such Securities to (but excluding) the Settlement Date.

FURTHER INFORMATION

Global Bondholder Services Corporation has been appointed by the Offeror as Tender Agent (the "Tender Agent") for the purposes of the Tender Offer.

RBS Securities Inc., an affiliate of the Offeror, has been appointed as Global Arranger and Lead Dealer Manager in connection with the Offers. J.P. Morgan Securities LLC and RBS Securities Inc. have been appointed as Joint Dealer Managers and ABN AMRO Securities (USA) LLC, Credit Agricole Securities (USA) Inc. and Mediobanca - Banca di Credito Finanziario S.p.A. have been appointed as Co-Dealer Managers for the purposes of the Offers.

Requests for information in relation to the Offers should be directed to:

GLOBAL ARRANGER AND LEAD DEALER MANAGER

RBS Securities Inc.
600 Washington Boulevard
Stamford, CT 06901
United States
Attention: Liability Management
+1 (203) 897-4825 (collect)
+1 (877) 297-9832 (toll-free)

JOINT DEALER MANAGERS
RBS Securities Inc. 600 Washington Boulevard Stamford, CT 06901 United States Attention: Liability Management +1 (203) 897-4825 (collect) +1 (877) 297-9832 (toll-free)	J.P. Morgan Securities LLC 383 Madison Avenue New York, NY 10179 United States Attention: Liability Management +1 (212) 834-2494 (collect) +1 (866) 834-4666 (toll-free) Email: yankee.team@jpmorgan.com

TENDER AGENT
GLOBAL BONDHOLDER SERVICES CORPORATION 65 Broadway - Suite 404 New York, New York 10006 United States Banks and Brokers, Call Collect: +1 (212) 430-3774 All Others Call Toll Free: +1 (866) 924-2200

NOTICE

Subject to applicable law, the Offeror or any of its affiliates may at any time and from time to time following completion of the Offers purchase remaining outstanding Securities by tender, in the open market, by private agreement or otherwise on such terms and at such prices as the Offeror, or if applicable, its affiliates may determine. Such terms, consideration and prices may be more or less favorable than those offered pursuant to the Offers.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 January 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary